ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust”) for the six-month period ended June 30, 2006.  This MD&A should be read in conjunction with the MD&A and the consolidated financial statements, together with the accompanying notes, of the Trust for the year ended December 31, 2005, as well as the unaudited interim consolidated financial statements, together with the accompanying notes, of the Trust for the six-month period ended June 30, 2006.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This MD&A was written as of August 9, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements.  All statements other than statements of historical facts contained in this MD&A, including statements regarding the Trust’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements largely on the Trust’s current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described in the Trust’s Annual Information Report, Annual Report and elsewhere in this MD&A.

Other sections of this MD&A may include additional factors that could adversely affect the Trust’s business and financial performance.  Moreover, the Trust operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on the Trust’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The Trust undertakes no obligation, except as required by securities law, to update publicly or revise any forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL NOTE REGARDING NON-GAAP TERMS

This document contains the term “funds from operations”, which is a non-GAAP term.  The Trust uses this measure to help evaluate its performance.  The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  Funds from operations, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of this MD&A.

CERTAIN FINANCIAL REPORTING MEASURES

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

OVERVIEW AND STRATEGY

The Trust operates as an oil and natural gas income trust.  The Trust pays monthly cash distributions in U.S. dollars based on a current target payout ratio of 60% to 70% of funds from operations on the 15th day of each month to unitholders of record on the immediately preceding distribution record date.  The goal is to maintain and enhance oil and natural gas reserves to provide sustainable and predictable cash distributions to unitholders.  The Trust’s business strategy provides three avenues to achieve its goal:

1.

Organic growth by reinvesting funds in lower-risk projects within existing core areas of operation;

2.

Accretive acquisitions of oil and natural gas assets that create new core areas with organic growth or strategic partnership potential or consolidate an existing core area; and

3.

Strategic partnerships to gain exposure to opportunities otherwise not available to the Trust and to secure the potential to acquire the partner’s interest in the future.

Acquisitions are financed with cash flow, equity and debt, the optimal mix being one that provides for the strongest balance sheet.  The Trust’s ability to replace and grow reserves using these strategies is a key success factor in its business outcomes.

The Trust also looks to improve the efficiency of its portfolio via a focus on higher quality products such as light oil and natural gas, and through the rationalization of assets with higher operating costs.

During the first six months of 2006, the Trust acquired oil and natural gas producing assets located in Oklahoma (“Oklahoma Assets”).  The acquisition was completed through four closings.  The first closing occurred on January 18, 2006 and represented approximately 1,300 boe/day of producing assets.  The second closing occurred on March 21, 2006 and represented approximately 3,700 boe/day of producing assets.  The final two closings occurred on April 4, 2006 and April 18, 2006 and represented approximately 1,300 boe/day of producing assets.

OVERALL PERFORMANCE

Increased natural gas sales volumes, arising from the acquisition of High Point Resources Ltd. effective August 17, 2005 and the inclusion of the acquisition of the Oklahoma Assets as of their respective closing dates, have positively affected the Trust’s financial results.  With the completion of the Oklahoma Asset acquisition, the Trust exited the second quarter of 2006 with sales volumes of approximately 13,723 boe/day.  The Trust realized an average total production of 14,339 boe/day for Q2 2006 compared to 5,990 boe/day in Q2 of 2005.

Together with increased production from the acquisitions and higher oil and natural gas prices, the Trust increased funds from operations by 126% to $27.7 million compared to $12.2 million in Q2 2005.  Cash provided by operating activities was up by 88% to $34.4 million in Q2 2006 compared to $18.3 million in Q2 2005.  As a result of significantly higher depletion and depreciation costs related to the High Point acquisition, the Trust realized a net loss of $0.3 million for Q2 2006 compared to net earnings of $2.6 million in Q2 2005.  On a per unit basis, the Trust realized a net loss of $0.01/unit compared to a net gain of $0.10/unit in Q2 2005.

A total of $26.7 million was paid to unitholders through distributions in Q2 2006 compared to $14.9 million in Q2 2005.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change

Oil and natural gas revenues	$65,936	$29,807	121%	$114,251	$59,857	91%
Average sales (boe/day)	14,339	5,990	139%	12,214	6,375	92%
Exit sales rate (boe/day)	13,723	6,807	102%	13,723	6,807	102%
Cash provided by operating activities	$34,416	$18,347	88%	$26,630	$31,018	(14%)
Funds from operations (1)	$27,695	$12,228	126%	$51,280	$27,086	89%
Net earnings (loss)	$(296)	$2,567	(112%)	$1,952	$ 6,818	(71%)
Net earnings (loss) per trust unit - basic	$(0.01)	$0.10	(110%)	$0.05	$0.26	(81%)
Weighted average number of trust units outstanding - basic	44,005	26,520	66%	41,119	26,170	57%
Average price per barrel of oil	$69.17	$57.18	21%	$62.86	$53.84	17%
Average price per mcf of natural gas	$6.77	$6.70	1%	$7.35	$7.05	4%
Production expenses per boe	$8.22	$13.11	(37%)	$8.62	$12.06	(29%)

(1) Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

RESULTS OF OPERATIONS

Production

The Trust’s average production increased by 139% to 14,339 boe/day from 5,990 boe/day in Q2 2005.  This increase is the result of the acquisition of High Point in August 2005 and the subsequent development of these properties, in addition to the closings of the Oklahoma Asset acquisitions throughout Q1 and Q2 2006.  Fourteen wells were drilled on Trust lands in Canada in Q1 2006, and eight of these, along with wells drilled in Q4 2005, were brought on production during the first quarter through a combination of existing and newly constructed facilities.  During Q2 2006 the Trust participated in 2 wells on its land in Canada.  Five wells were drilled on Trust lands in the U.S. during Q2.  The Trust’s average production during Q2 2006 consisted of 5,242 bbls/day of oil and natural gas liquids (“NGL”) and 54,582 mcf/day of natural gas, for a total of 14,339 boe/day and a mix of 37% oil and NGL and 63% natural gas.  As at June 30, 2006, the Trust had an exit rate of 13,723 boe/day.

Production (in thousands except for volumes and percentages)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Daily Sales Volumes – Average
Oil & NGL (bbls/day)	5,242	5,012	5%	5,256	5,376	(2%)
Natural gas (mcf/day)	54,582	5,867	830%	41,748	5,995	596%
Total (boe/day)	14,339	5,990	139%	12,214	6,375	92%

Daily Sales Volumes - Exit Rate
Oil & NGL (bbls/day)	5,187	5,655	(8%)	5,187	5,655	(8%)
Natural gas (mcf/day)	51,213	6,915	641%	51,213	6,915	641%
Total (boe/day)	13,723	6,807	102%	13,723	6,807	102%

Sales Volumes mix by product
Oil & NGL	37%	84%		43%	84%
Natural gas	63%	16%		57%	16%
	100%	100%		100%	100%

COMMODITY PRICING

Prices for oil received by the Trust increased by 21% in Q2 2006 compared to Q2 2005.  Natural gas prices received by the Trust increased by 1% in Q2 2006 compared to Q2 2005.  During the latter part of 2005, the Trust instituted the internalization of full service product marketing functionality including active movement of heavier crudes to specific market centers to maximize realizations, and establishing gas trunk line shipper status.  These latter changes have had a positive impact on realizations.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil.  WTI is expressed in US dollars per barrel (“bbl”).  The Trust reports the price it receives for oil in Canadian dollars per bbl.  Alberta Spot prices, represented as AECO hub pricing (“AECO”), is a standard benchmark for the price of natural gas in Western Canada.  AECO is expressed in Canadian dollars.

WTI averaged US$70.70/bbl for Q2 2006 compared to US$53.17/bbl in Q2 2005.  Alberta AECO was $6.01/mcf for Q2 2006 compared to $7.35/mcf for Q2 2005.  The strengthening of the Canadian dollar dampened the prices received by the Trust as oil and gas are benchmarked in US dollars. The average exchange rate decreased to 1.12 in Q2 2006 from 1.25 in Q2 2005.

The Trust utilized a price risk management program to mitigate its exposure to price changes for oil and natural gas.  Inclusive of this price risk management program, the Trust realized an average price of $69.17/bbl of oil in Q2 2006 compared to $57.18/bbl in Q2 2005 and $6.77/mcf of natural gas in Q2 2006 compared to $6.70/mcf in Q2 2005.

The Trust has financial collars in place for 3,500 bbls/day of oil production to December 31, 2006, which provide an average floor price of US$55.28/bbl and ceiling prices of between US$65.50/bbl and US$80.00/bbl.  The Trust also has financial collars for 3,500 bbls/day of oil production for fiscal 2007, which provide a floor price of US$55.00/bbl and ceiling prices of between US$78.60/bbl and US$81.20/bbl.

The Trust has the following hedges in place covering natural gas production:

Period	Volume	Floor / Fixed Price	Ceiling Price
Jul 1, 2006 – Oct 31, 2006	5,000 GJ/day	Cdn$8.50/GJ	Cdn$13.05/GJ
Jul 1, 2006 – Oct 31, 2006	5,000 GJ/day	Cdn$8.50/GJ	Cdn$14.00/GJ
Jul 1, 2006 – Aug 31, 2006	3,300 mmbtu/day	US$8.08/mmbtu	n/a
Jul 1, 2006 – Aug 31, 2006	3,300 mmbtu/day	US$7.65/mmbtu	n/a
Jul 1, 2006 – Aug 31, 2006	3,300 mmbtu/day	US$7.88/mmbtu	n/a
Jul 1, 2006 – Oct 31, 2006	4,000 mmbtu/day	US$6.75/mmbtu	US$8.75/mmbtu
Sep 1, 2006 – Oct 31, 2006	10,000 mmbtu/day	US$7.20/mmbtu	US$9.00/mmbtu
Nov 1, 2006 – Mar 31, 2007	7,500 GJ/day	Cdn$7.50/GJ	Cdn$12.00/GJ
Nov 1, 2006 – Mar 31, 2007	12,000 mmbtu/day	US$8.00/mmbtu	US$15.70/mmbtu
Apr 1, 2007 – Oct 31, 2007	10,000 GJ/day	Cdn$7.50/GJ	Cdn$9.00/GJ
Apr 1, 2007 – Oct 31, 2007	10,000 mmbtu/day	US$7.50/mmbtu	US$11.15/mmbtu
Nov 1, 2007 – Mar 31, 2008	10,000 GJ/day	Cdn$8.00/GJ	Cdn$12.00/GJ
Nov 1, 2007 – Mar 31, 2008	10,000 mmbtu/day	US$8.00/mmbtu	US$16.40/mmbtu

These hedging positions represent approximately 50% of the Trust’s production on a boe/day basis for the balance of fiscal 2006.

Pricing (in thousands except for volumes and pricing)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Pricing Benchmarks
WTI (US$/bbl)	70.70	53.17	33%	67.09	51.51	30%
Average exchange rate: US$1.00 to Cdn$ =	0.89	0.80	11%	0.88	0.81	9%
WTI (Cdn$/bbl)	79.44	66.46	20%	76.24	63.59	20%
AECO monthly index (Cdn$/mcf)	6.01	7.35	(18%)	6.78	7.11	(5%)

Average Prices Received by the Trust
Oil (Cdn$ per bbl)	69.17	57.18	21%	62.86	53.84	17%
Natural gas (Cdn$ per mcf)	6.77	6.70	1%	7.35	7.05	4%
Total (1) (Cdn$ per boe)	50.53	54.68	(8%)	51.68	51.87	-

(1) Includes NGL’s

REVENUES

The increase in revenues was due to the increase in natural gas sales volumes together with the increase in the sale prices of oil and natural gas.  The total average price received by the Trust declined period over period.  The increase in natural gas sales volumes was a direct result of the High Point and Oklahoma Asset acquisitions.  The increase in sales price was a result of the current commodity price environment tempered by the stronger Canadian dollar.

Revenues (in thousands)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Revenues
Oil and NGL	$32,300	$26,079	24%	$58,681	$52,390	12%
Natural gas	33,636	3,728	802%	55,570	7,467	644%
Total	$65,936	$29,807	121%	$114,251	$59,857	91%

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties, offset by Alberta Royalty Tax Credits (“ARTC”), have increased compared to the prior periods as the result of the increased revenues in Q1 and Q2 2006.  Royalties are based on the volume of production or sales and commodity price, therefore royalties per boe fluctuate in relation to the fluctuation in the prices received by the Trust for the oil and natural gas sales.

Royalties (in thousands except for percentages and per boe amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Royalties	$14,789	$6,653	122%	$24,750	$12,672	95%
As a percentage of revenue	22%	22%		22%	21%
Royalties per boe	$11.33	$12.21	(7%)	$11.20	$10.98	2%

PRODUCTION EXPENSES

The Trust reduced per unit operating costs in Q1 and Q2 2006 compared to Q1 and Q2 2005.  The newer production acquired and developed from High Point and the Oklahoma Assets acquisitions have relatively low lifting costs and this has reduced the Trust’s operating cost per boe by 37% to $8.22 in Q2 2006 and by 29% for Q1 and Q2 2006 combined compared to the related periods in 2005.

Production Expenses (in thousands except for percentages and per boe amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Production expenses	$10,728	$7,145	50%	$19,046	$13,915	37%
Production expenses per boe	$8.22	$13.11	(37%)	$8.62	$12.06	(29%)

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses (“G&A”) increased by 65% to $5.0 million from $3.1 million in Q2 2005 and by 60% to $7.9 million from $4.9 million in Q1 and Q2 combined for 2005.  The increase was due to the increased asset base of the Trust and the associated increased personnel and administrative functions along with the increased costs associated with the Trust’s regulatory requirements.  G&A per boe was reduced by 31% to $3.88/boe in Q1 2006 compared to $5.65/boe in Q1 2005.   Within G&A, the non-cash unit based compensation increased to $0.9 million in Q2 2006 from $0.2 million in Q2 2005.  This non-cash unit based compensation includes expenses for both unit option plans and the recently implemented performance and restricted unit plans.

General and Administrative Expenses (in thousands except for percentages and per boe amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
G&A expenses	$5,067	$3,080	65%	$7,871	$4,913	60%
G&A per boe	$3.88	$5.65	(31%)	$3.56	$4.26	(16%)

INTEREST EXPENSE

Interest expense has increased mainly due to the closing of the Oklahoma Asset acquisition.  On March 21, 2006, the Trust entered into a Cdn$110.0 million bridge credit facility to replace its current operating facilities as well as a US$200.0 million bridge credit facility to partially finance the acquisition of the Oklahoma Assets.  These facilities were entered into as interim financing mechanisms for the financing of the Oklahoma Asset acquisition until longer term financing is obtained.

Interest Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Debt, capital lease, and notes payable at end of period	$336,527	$38,658	771%	$336,527	$38,658	771%
Interest expense	$7,813	$831	840%	$9,957	$1,350	638%
Interest expense per boe	$5.99	$1.52	294%	$4.50	$1.17	285%

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense increased by 217% in Q2 2006 compared to Q2 2005, primarily due to the higher cost per boe of the oil and natural gas properties acquired in the High Point and Oklahoma Asset acquisitions.

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
DD&A	$35,356	$11,143	217%	$62,615	$22,287	181%
DD&A per boe	$27.10	$20.44	33%	$28.32	$19.31	47%

TAXES

Future income taxes primarily reflect the timing difference between the expensing of capital assets for accounting purposes and for tax purposes as well as a reduction in the tax rate of the Trust.

The acquisition of the Oklahoma Assets created minimal future income tax differences as the acquired assets will receive full tax basis for their acquired values.

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below.  All of the measures have been calculated consistent with previous disclosures by the Trust.

FUNDS FROM OPERATIONS

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities before changes in non-cash working capital as reconciled in the table below:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash provided by operating activities	$34,416	$18,347	$26,630	$31,018
Changes in non-cash working capital items	(6,721)	(6,119)	24,650	(3,932)
Funds from operations	$27,695	$12,228	$51,280	$27,086

CASH DISTRIBUTIONS PAID TO UNITHOLDERS

The Trust pays monthly cash distributions in US dollars based on a current target payout ratio range of 60% to 70% of funds from operations to its unitholders.  Cash distributions are paid on the 15th of the following month (e.g. the July 2006 distribution will be paid on August 15, 2006).  These distributions are determined each month by the board of directors of Enterra Energy Corp., as administrator of the Trust, after review of a number of factors potentially impacting the Trust including its available prospects and opportunities, the outlook for commodity prices and other macro-economic factors, and the Trust’s financial position and commitments.

On July 18, 2006, the Trust announced a change to its target payout ration, reducing it from 90% to 100% of funds from operations to a range of 60% to 70%.  The effect was a decrease in the monthly distribution to US$ 0.12 per unit compared to US$0.18 per unit in June 2006.

The Trust’s US$200.0 million bridge financing agreement limits the Trust’s ability to withdraw more than US$1.5 million per month from its US operations.  This restriction will be in place until the Trust replaces the bridge facility.  The monthly cash distributions per trust unit since the inception of the Trust are as follows:

US$			2006	2005	2004	2003
January			$ 0.18	$ 0.14	$ 0.10
February			$ 0.18	$ 0.14	$ 0.10
March			$ 0.18	$ 0.15	$ 0.11
April			$ 0.18	$ 0.15	$ 0.11
May			$ 0.18	$ 0.15	$ 0.11
June			$ 0.18	$ 0.16	$ 0.12
July			$ 0.12	$ 0.16	$ 0.12
August				$ 0.16	$ 0.12
September				$ 0.17	$ 0.13
October				$ 0.17	$ 0.13
November				$ 0.17	$ 0.13
December				$ 0.18	$ 0.14	$ 0.10

	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Cash distributions to unitholders	$26,689	$14,909	79%	$49,830	$28,210	77%
Funds from operations	27,695	12,228	126%	51,280	27,086	89%
Cash distributions as a percentage of funds from operations	96%	122%		97%	104%

In Q2 2006, funds from operations increased by 126% over Q2 2005.  This increase is mainly due to the increased funds generated by the Oklahoma Asset and High Point acquisitions.  The above noted increases to funds from operations were tempered slightly by increased interest expense associated with the interim financing arrangements.

To the extent that the Trust uses cash to finance acquisitions, development costs and other significant expenditures, the net cash that the Trust receives that is available for distribution to unitholders will be reduced.  Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to unitholders.  Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made with the use of available cash.

CAPITAL EXPENDITURES

A component of the Trust’s business strategy is to invest available funds not distributed to unit holders in lower-risk projects within core areas of its asset base.  As well, the Trust continually seeks accretive acquisitions of oil and gas assets that will create new core areas with investment potential or will consolidate an existing core area.  Any such purchases are financed with cash flows from operations, issuing new trust units or incurring new debt.

During Q1 and Q2 2006, the Trust acquired oil and natural gas properties located in Oklahoma.  The Oklahoma Assets provide the Trust with future cash potential from their developed oil and natural gas production and their significant proved reserve base.  The Trust acquired the assets in four stages.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets.  $11.2 million of these notes was assumed by the Trust as consideration on the closing of the first stage of the acquisition.  The remaining notes were repaid, by the vendors, to the Trust upon the second closing of the acquisition.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

On April 4, 2006, the Trust closed the third stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 4, 2006.

On April 18, 2006, the Trust closed the fourth stage of the acquisition of the Oklahoma Assets.  The results of operations of the assets acquired are included in the Trust’s consolidated financial statements as of April 18, 2006.

The total consideration paid for the acquisitions was $293.1 million (5,685,028 units valued at $116.5 million and $176.6 million of cash, including transaction costs of $7.8 million).

For each vendor there is a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified wells produce an average volume (based on the best 30 day period of the last 60 days of the adjustment period) greater than the actual boe/day delivered on those wells at the closing date, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess production of those wells.  During Q2 2006, the adjustment was performed for the vendor from the January 18, 2006 closing, resulting in additional consideration of $3.1 million being paid to the vendor.

The following table represents the Trust's capital expenditures that were paid for with cash.  The source of this cash was through private placements of trust units and excess funds from the bridge financing.  The table excludes capital expenditures, such as the portion of the Oklahoma Asset acquisition, which was paid for with non-cash consideration such as trust units.

Capital Expenditures Paid with Cash (in thousands except for percentages)
	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Capital expenditures	$60,226	$4,281	1,307%	$194,884	$19,850	882%

Capital additions for the six months ended June 30, 2006 were $348.5 million (Q1 and Q2 2005 - $19.9 million).  In addition to the Oklahoma Asset acquisition and the capital expenditures paid with cash, $0.4 million of net asset retirement obligations (“ARO”) were charged to property, plant and equipment.  Total dispositions for the six months ended June 30, 2006 were $6.6 million (Q1 and Q2 2005 - $2.1 million).

LIQUIDITY & CAPITAL RESOURCES

The Trust’s business strategy is to both, develop its own reserves and undeveloped land as well as have other companies spend the capital to develop properties in exchange for a working interest.  As well, the Trust continually seeks accretive acquisitions of oil and gas assets that will create new core areas with investment potential or will consolidate an existing core area.  Any such capital expenditures or purchases by the Trust will be financed from cash flow, by issuing new equity and/or with debt.

On March 20 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was used to retire the existing $100.0 million credit facilities of the Trust.  The facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006.  $2.0 million of the facility was repaid on June 30, 2006 and another payment of $8.0 million is due by October 2, 2006.  The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.  At June 30, 2006, the Trust was not in compliance with certain financial covenants of this senior secured bridge credit facilities including the requirement to reduce the balance outstanding under the $110 million facility to $100 million or less by June 30, 2006.  The Trust has obtained a waiver of these covenants from the lenders as at June 30, 2006.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma assets, repay the US$50.0 million bridge credit facility noted above and provide additional working capital to the Trust.  This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option for the Trust to extend the facility for an additional three-month period.  During this extension period, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets of the Trust and a second charge over all Canadian assets.  The terms of the agreement restrict the Trust’s ability to distribute cash flow from the U.S. cost center to US$1.5 million per month.  The credit facility also requires the Trust to maintain certain financial covenants.  The full amount of the facility was drawn to fund the acquisition of the Oklahoma Asset.

At June 30, 2006, the Trust was not in compliance with certain financial covenants of its senior secured bridge credit facilities including the requirement to reduce the balance outstanding under the $110 million facility to $100 million or less by June 30, 2006.  The Trust has obtained a waiver of these covenants from the lenders as at June 30, 2006.

The Trust’s bridge facilities mature from time to time in 2006, at which time both facilities must be repaid.  It is expected that the bridge facilities will not be repaid from internally generated cashflows or asset dispositions therefore additional financing through the issuance of debt or equity will be required.  The Trust is in discussions with others regarding a refinancing of debt or issuance of equity, however, at June 30, 2006, the Trust has not arranged alternative credit facilities or entered into arrangements to issue equity.

Working Capital (in thousands)	June 30, 2006	December 31, 2005
Working capital (deficiency)	$(326,491)	$(112,397)
Working capital (deficiency) excluding debt	$7,885	$(16,947)

RELATIONSHIP WITH JED OIL INC. (“JED”)

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.  On February 1, 2006, the Trust repaid the $8.0 million unsecured notes payable to JED that had been outstanding at December 31, 2005.  At June 30, 2006, the Trust owed $8.3 million (December 31, 2005 - $7.2 million) to JED for capital expenditures related to the farm out agreement, offset by joint venture receivables of the Trust and normal course operations between joint venture partners.

RELATED PARTY TRANSACTIONS

During Q2 2006 the Trust paid $145,000 (Q2 2006 year to date - $295,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the previous Chief Financial Officer.  At June 30, 2006 $36,000 (December 31, 2005 - $84,000) was payable by the Trust to Macon.

During Q1 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), an oil and gas development company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at June 30, 2006, the Trust had $441,000 of net receivables from Petroflow.  The receivables are for reimbursement of actual costs paid by the Trust on Petroflow’s behalf and are due within 30 days.  During Q2 2006, there were no revenues earned, nor expenses incurred from Petroflow.

A director and an officer of the Trust have common interests, with the Trust, in certain of the Oklahoma Assets.  As a result of the common interest certain balances will be payable or receivable due to normal operations of the common properties.  At June 30, 2006 $1,622,000 was payable to the Trust from the director.  At June 30, 2006 no amounts were payable or receivable from the officer.

SUBSEQUENT EVENT

In August 2006, the Trust signed a letter of intent with JED regarding a property swap whereby, the Trust will be swapping certain of its interests in properties in the Ferrier area of Alberta for interests JED holds in common with the Trust in East Central Alberta, the Desan area of Northeast British Columbia and the Ricinus area of Alberta.  The swap will be based on independent third party engineering evaluations that are anticipated to be completed later in August 2006.  The transaction also will result in the termination of the Agreement of Business Principles between the Trust and JED whereby the Trust has a right of first refusal on properties that JED owns and JED has the ability to farm-in on the Trust’s undeveloped lands.  The transaction is subject to a number of conditions including documentation and lender and other consents.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and exchangeable shares of certain of its subsidiaries.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding unit data (units / shares)
As at	August 9, 2006	June 30, 2006	December 31, 2005
Trust units	44,813,810	44,791,759	36,504,416
Exchangeable shares
EEC exchangeable shares	41,337	41,337	348,146
RMG exchangeable shares	-	-	736,842
RMAC Series B exchangeable shares	70,884	90,571	659,116
Trust unit options	1,701,000	1,701,000	1,431,405
Restricted units	371,330	371,330	-
Performance units	172,255	172,255	-
Warrants	301,000	301,000	301,000

The exchangeable shares of the subsidiary corporations are not listed for trading on an exchange and are treated as a minority interest under GAAP.  The exchangeable shares are convertible into trust units based on their respective exchange ratios.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As at the three and six month periods ended June 30, 2006, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the CEO and CFO, of the effectiveness of the Trust’s disclosure controls and procedures.  Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2006 to provide reasonable assurance that material information relating to the Trust would be made known to them by others within the Trust.

CRITICAL ACCOUNTING ESTIMATES

The Trust continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  The Trust’s financial and operating results incorporate certain estimates including:

a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b) estimated capital expenditures on projects that are in progress;

c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which the Trust expects to recover in the future;

d) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

e) estimated future recoverable value of property, plant and equipment and goodwill.

The operations of the Oklahoma Assets are considered to be self-sustaining.  As a result, the revenues and expenses of this division are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in the cumulative translation account in unitholders’ equity.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust, including our Annual Information Forms and Annual Reports, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the Trust's website at www.enterraenergy.com.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information (in thousands except for per unit amounts)
	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$65,936	$48,315	$50,248	$47,638	$29,807	$30,050	$33,593	$25,467
Earnings (loss) before taxes and non-controlling interest	$(10,579)	$(3,149)	$(28,526)	$ 7,530	$947	$3,757	$3,103	$5,313
Net earnings (loss)	$(296)	$2,248	$(12,937)	$7,088	$2,567	$4,251	$3,256	$3,920
Net earnings (loss) per trust unit
Basic	$(0.01)	$0.06	$(0.37)	$0.23	$0.10	$0.16	$0.13	$0.17
Diluted	$(0.01)	$0.06	$(0.37)	$0.23	$0.10	$0.16	$0.13	$0.17
Distributions (US$)	$0.54	$0.54	$0.52	$0.49	$0.46	$0.43	$0.40	$0.37

The quarterly information reflects a general trend to increasing revenues reflecting the overall growth of the Trust and the rising price of the oil and natural gas sold by the Trust.  This growth provided cash flow for the Trust to increase distributions to its unitholders.

ABBREVIATIONS
bbl	barrel of oil
bbls/day	barrels of oil per day
mcf	thousand cubic feet of natural gas
mcf/day	thousands of cubic feet of natural gas per day
mmcf/day	millions of cubic feet of natural gas per day
NGL	natural gas liquids
boe	barrels of oil equivalent
(6 mcf equivalent to 1 bbl)
mboe	thousands of barrels of oil equivalent
boe/day	barrels of oil equivalent per day
GJ	Gigajoule
MMBTU	Millions of British Thermal Units
CICA	Canadian Institute of Chartered Accountants
GAAP	Canadian Generally Accepted Accounting Principles
Cdn$	Canadian dollars
US$	United States dollars
WTI	West Texas Intermediate (Oil reference price)
AECO	Natural gas reference price in Alberta
Q1	First quarter of the year - January 1 to March 31
Q2	Second quarter of the year - April 1 to June 30
Q3	Third quarter of the year - July 1 to September 30
Q4	Fourth quarter of the year - October 1 to December 31
Unitholders	The holders of the Trust Units